                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of


                      the Securities Exchange Act of 1934


                         For the Month of January 2001


                               MIND C.T.I. LTD.
                               ----------------
                (Translation of Registrant's Name into English)


              Industrial Park, Building 7, Yoqneam 20692, Israel
              --------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

               Form 20-F    X                  Form 40-F______
                        --------

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes _______                 No    X
                                                   -------

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

     Attached hereto and incorporated by reference herein is the Notice of Extraordinary General Meeting of Shareholders to be held on February 12, 2001, Proxy Statement and Form of Proxy.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          MIND C.T.I. LTD.
                                          (Registrant)

                                          By:  /s/ Monica Eisinger
                                               ----------------------------
                                               Monica Eisinger
                                               President

Dated: January 22, 2001

                               MIND C.T.I. LTD.


            NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS


Notice is hereby given that an Extraordinary General Meeting of Shareholders (the "Meeting") of Mind C.T.I. Ltd. (the "Company") will be held on February 12, 2001 at 11:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel, for the following purposes:


     (1) To elect Mr. Ami Amir and Mr. Amnon Neubach as outside directors of the Company;

After a short recess during which the Board of Directors and the Audit Committee thereof will convene to consider various resolutions, the Meeting will reconvene for the following purposes:

     (2) To approve terms of compensation to be paid to the outside directors of the Company;

     (3) To approve terms for the indemnification, exculpation and insurance of the Company's directors; and

     (4) To approve the continuing service of Monica Eisinger as President, Chairperson of the Board of Directors and Chief Executive Officer of the Company.

Shareholders of record at the close of business on January 4, 2001 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company's Register of Members.

                                        By Order of the Board of Directors,

                                        /s/ Monica Eisinger
                                        Monica Eisinger
                                        President, Chairperson of the Board of
                                        Directors and Chief Executive Officer

Dated: January 4, 2001

                               MIND C.T.I. LTD.
                          Industrial Park, Building 7
                             Yoqneam 20692, Israel


                                PROXY STATEMENT


     This Proxy Statement is furnished to the holders of Ordinary Shares, NIS
0.01 nominal value (the "Ordinary Shares"), of Mind C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held on February 12, 2001 at 11:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel.

     It is proposed that at the Meeting, resolutions be adopted as follows:

     (1) To elect Mr. Ami Amir and Mr. Amnon Neubach as outside directors of the Company;

After a short recess during which the Board of Directors and the Audit Committee thereof will convene to consider various resolutions, the Meeting will reconvene for the following purposes:

     (2) To approve terms of compensation to be paid to the outside directors of the Company;

     (3) To approve terms for the indemnification, exculpation and insurance of the Company's directors; and

     (4) To approve the continuing service of Monica Eisinger as President, Chairperson of the Board of Directors and Chief Executive Officer of the Company.

     The Company currently is not aware of any other matters which will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

     A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present.

     Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on January 4, 2001 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about January 10, 2001 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

     On January 4, 2001, the Company had outstanding 19,916,220 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting, and 650,000 Non-Voting Ordinary Shares. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy, will constitute a quorum at the Meeting.

                            PRINICIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's shares as of September 12, 2000 by each person who is known to own beneficially more than 10% of the Company's outstanding shares.

Name of Beneficial Owner                  Total Shares Beneficially Owned  Percentage of Shares/1/
------------------------                  -------------------------------  ----------------------

Monica Eisinger                           5,040,000/2/                     24.5%

Lior Salansky                             3,899,140/2/                     18.9%

ADC Teledata Communications Ltd./3/       4,502,000                        21.9%

Summit Partners/4/                        2,592,600                        12.6%

Kevin Mohan/5/                            2,592,600                        12.6%

--------------------------
/1/ Based on 20,566,220 outstanding Ordinary Shares and Non-Voting Ordinary Shares.

/2/ The shares owned by Ms. Eisinger and Mr. Salansky include 140,000 shares owned by Mind Israel Ltd. Each of Ms. Eisinger and Mr. Salansky is considered a beneficial owner of these shares.

/3/ ADC Teledata Communications Ltd. is a wholly-owned subsidiary of ADC Telecommunications, Inc., a Minnesota company whose shares are publicly traded on the Nasdaq Stock Market.

/4/ Summit Partners is the name used to refer to a group of investments partnerships. Shares reflected include 1,081,100 Ordinary Shares and 650,000 Non-Voting Ordinary Shares held by Summit Ventures V, L.P., 644,180 Ordinary Shares held by Summit V Companion Fund, L.P., 41,600 Ordinary Shares held by Summit V Advisors Fund, L.P., 136,120 Ordinary Shares held by Summit V Advisors Fund (QP), L.P., and 39,600 Ordinary Shares held by Summit Investors III, L.P.

/5/ Represents shares described in note (4) above, beneficially owned by Summit Partners. Mr. Mohan, one of the Company's directors, is a member of Summit Partners LLC, the sole general partner of Summit Partners V, L.P. which is the sole general partner of Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors Fund, L.P., Summit V Advisors Fund (QP), L.P., and Summit Investors III, L.P. Mr. Mohan does not have voting and dispositive authority over these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

                    ITEM 1 - ELECTION OF OUTSIDE DIRECTORS


       Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (the "Companies Law"), to appoint at least two outside directors ("outside directors"). To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the Company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director. For a period of two years from termination from office, a former outside director may not serve as a director or employee of the Company or provide professional services to the Company for compensation.

     The Company's Board of Directors is divided into three classes of directors, denominated Class I, Class II and Class III. The initial term of each class will expire as follows: Class I in 2001, Class II in 2002 and Class III in 2003. The current directors of the Company are Monica Eisinger (Class I), Lior Salansky (Class II) and Kevin P. Mohan and Ilan Rosen (Class III). At each annual general meeting of shareholders beginning in 2001, directors will be elected for a three-year term to succeed the directors whose term then expire. The outside directors are required to be elected by the shareholders, but they will not be members of any class. The term of service of an outside director is three years and may be extended for an additional three years. All of the outside directors of a company must be members of its audit committee and each other committee of a company's board of directors must include at least one outside director.

     At the Meeting, shareholders will be asked to elect Mr. Ami Amir and Mr. Amnon Neubach as outside directors of the Company. The Company has received a declaration from each such nominee that he fulfills all the qualifications of an outside director under the Companies Law.

     A brief biography of each nominee is set forth below:

     Ami Amir founded RADVision Ltd. in 1993 and has served as its CEO since its inception. From 1987 to 1992, Mr. Amir served as President of RAD Data Communications Inc. Prior to 1987, Mr. Amir held senior engineering positions in Simtech Advanced Training and Simulation Systems Ltd., Tadiran Electronic Industries and Elbit Systems Ltd. Mr. Amir holds a B.Sc. in Electronics and Computer Science from the Technion, Israel Institute of Technology.

     Amnon Neubach has served as an economic consultant to several companies in the private sector since 1997. From 1995-1997, Mr. Neubach served as country advisor to Goldman Sachs in Israel, and from 1990-1994 he served as the Minister of Economic Affairs in the Israeli Embassy in Washington, D.C. Mr. Neubach holds a Bachelor's Degree in Economics and Business Administration and a Masters in Economics, both from Bar Ilan University.

     It is proposed that at the Meeting the following resolution be adopted:

          "RESOLVED, that Mr. Ami Amir and Mr. Amnon Neubach be elected as outside directors of the Company for a term of three years."

     The election of outside directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either at least one third of the shares of non-controlling shareholders voted in favor of the election of the outside directors or the total number of shares of non-controlling shareholders voted against the election of the outside directors does not exceed one percent of the outstanding Ordinary Shares.

     The Board of Directors recommends that the shareholders vote FOR approval of election of all the above-mentioned nominees.


            ITEM 2 - APPROVAL OF COMPENSATION FOR OUTSIDE DIRECTORS

     Under the Companies Law, the terms of compensation to outside directors of the Company require shareholder approval.

     The Companies Law also requires that the outside directors receive compensation pursuant to regulations promulgated under the Companies Law. The regulations provide tables for payment of annual compensation to a company's outside directors and for additional compensation based on the participation of the outside directors in meetings of the Board of Directors or committees thereof.

     The Audit Committee and the Board of Directors will convene on the date of the Meeting to approve the payment to each outside director of an annual compensation in the amount of $8,000 and an attendance fee in the amount of $400 for each meeting of the Board of Directors or committee thereof attended. The shareholders are also being asked to authorize the Board of Directors to adjust the outside director compensation described above to the extent necessary to enable the Company's outside directors to qualify as such pursuant to applicable regulations that are promulgated from time to time.

     The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

     It is proposed that at the Meeting the following resolutions be adopted:

          "RESOLVED, that an annual fee of $8,000 and a participation fee for attendance at a meeting of the Board of Directors or committee thereof of $400 be paid to each outside director of the Company;

          RESOLVED, that the Board of Directors of the Company be authorized to adjust the outside director compensation described above to the extent necessary to enable the Company's outside directors to qualify as such pursuant to applicable regulations that are promulgated from time to time."

     The Board of Directors recommends a vote FOR approval of these proposed resolutions.


                                   ITEM 3 -
                   APPROVAL OF INDEMNIFICATION, EXCULPATION
                          AND INSURANCE OF DIRECTORS

     The Companies Law and the Company's Articles of Association authorize the Company, subject to shareholder approval, to:

     (A) enter into a contract to insure the liability of a director of the Company by reason of acts or omissions committed in his or her capacity as a director of the Company for:

               (i) the breach of his or her duty of care to the Company or to another person;

               (ii) the breach of his or her duty of loyalty to the Company, provided that he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company; and

               (iii) a financial obligation imposed upon him or her in favor of another person; and

     (B) indemnify a director of the Company by reason of acts or omissions committed in his or her capacity as a director of the Company for:

               (i) a financial obligation imposed upon him or her in favor of another person by a court judgment, including a compromise judgement or an arbitrator's award approved by court; and

               (ii) reasonable litigation expenses, including attorney's fees, expended by a director or charged to him or her by a court:
                     (a) in a proceeding instituted against him or her by or on behalf of the Company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of an offense which does not require proof of criminal intent.

     (C) prospectively exculpate a director from his or her responsibility for damage resulting from the director's breach of the director's duty of care to the Company.

     The Company may indemnify a director after the fact and may undertake to indemnify a director in advance, provided the undertaking is limited to types of occurrences which, in the opinion of the Company's Board of Directors, are foreseeable and to an amount the Board of Directors has determined is reasonable in the circumstances.

     The Companies Law provides that a company may not indemnify, exempt or enter into an insurance contract which would provide coverage for the liability of a director for: (a) a breach of his or her duty of loyalty, except to the extent described in paragraph (A)(ii) above and as otherwise permitted by law;
(b) a breach of his or her duty of care committed intentionally or recklessly;
(c) an act or omission done with the intent to unlawfully realize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

     The Audit Committee and the Board of Directors will convene on the date of the Meeting to approve the purchase of a liability insurance policy for the benefit of the Company's directors for an annual premium of up to $200,000 and to indemnify and exculpate the Company's directors to the fullest extent permitted by law by providing them with an Indemnification and Exculpation Letter substantially in the form set forth in Exhibit A hereto. The Company purchased a policy that provides for maximum coverage of $20,000,000, and will be authorized to purchase additional coverage so long as the annual premium therefor does not exceed $200,000.

     It is proposed that at the Meeting the following resolutions be adopted:

          "RESOLVED, that the Company's purchase of liability insurance coverage for the benefit of the Company's directors, for an annual premium of up to $200,000, be approved;

          RESOLVED, that the Company's undertaking to indemnify and exculpate the Company's directors to the fullest extent permitted by law and to provide each of them with an Indemnification and Exculpation Letter substantially in the form attached as Exhibit A to the Company's Proxy Statement dated January 4, 2001 be approved; and

          RESOLVED, that for the purposes of the foregoing resolutions, the term "directors" shall include all present and future directors of the Company and its subsidiaries and affiliates as shall serve from time to time."

     The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof. If one or more of our directors is deemed to be a controlling shareholder, a special majority vote will be required for approval of this matter. In such event, the affirmative vote of the Ordinary Shares must include at least one-third of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter (unless the total shares of non-interested shareholders voted against the matter does not represent more than one percent of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in this matter. Under the Israeli Companies Law, 5759-1999 (the "Companies Law"), a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of shares in any company.

     The Board of Directors recommends a vote FOR approval of these proposed resolutions.


                                   ITEM 4 -
     APPROVAL OF MONICA EISINGER TO CONTINUE TO SERVE AS PRESIDENT, CHAIRPERSON OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

     Pursuant to section 95(a) and 121(c) of the Companies Law, the chief executive officer of a public company is permitted to serve also as the Chairperson of the Board of Directors only with the approval of the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval.

     Monica Eisinger has served as the President, Chairperson of the Board of Directors and Chief Executive Officer of the Company since the Company's inception, and the Board of Directors believes that it is in the best interest of the Company to allow her to continue to do so.

     It is proposed that at the Meeting the following resolution be adopted:

               "RESOLVED, that the continuing service of Monica Eisinger, as President, Chairperson of the Board of Directors and Chief Executive Officer of the Company for a period of three years from the date of this resolution be approved."

     Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, which affirmative vote must include at least two-thirds of the shares of non-controlling shareholders present, in person or by proxy, and voting on the matter.

     The Board of Directors recommends a vote FOR approval of this proposed resolution.


                                OTHER BUSINESS

     Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.


                          By Order of the Board of Directors,

                          /s/ Monica Eisinger
                          Monica Eisinger
                          President, Chairperson of the Board of Directors and Chief Executive Officer


Dated: January 4, 2001

                               MIND C.T.I. LTD.

                                     PROXY

         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

     The undersigned hereby appoints Monica Eisinger, President, Chairperson of the Board and Chief Executive Officer of the Company and Elad Naggar, Chief Financial Officer of the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Mind C.T.I. Ltd. (the "Company") which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the "Meeting") to be held at the offices of the Company, Industrial Park, Building 7, Yoqneam 20692, Israel on February 12, 2001 at 11:00 A.M. (local time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, dated January 4, 2001.

     This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, this Proxy will be voted FOR each Proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

     (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

   [X] Please mark your votes as in this example.

   1. Election of Mr. Ami Amir and Mr. Amnon Neubach as outside directors of The Company.

   [_] FOR all nominees    [_] AGAINST all nominees    [_] WITHHOLD AUTHORITY to
                                                           vote on all nominees

   [_] FOR all nominees, except WITHHOLD vote on the following nominee(s):______

   [_] AGAINST all nominees, except WITHHOLD vote on the following nominee(s):

   _______________




   2. Approval of terms of compensation for the outside directors of the Company.

                  [_] FOR          [_] AGAINST              [_] ABSTAIN


    3. Approval of the terms of indemnification, exculpation and insurance for the Company's directors.

                  [_] FOR          [_] AGAINST              [_] ABSTAIN


         The undersigned hereby certifies that he does NOT have a personal interest in item no. 3. (If you do have a personal interest, write an "X" through the word "NOT" in the foregoing sentence.)

    4. Approval of continuing service of Monica Eisinger as President, Chairperson of the Board of Directors and Chief Executive Officer of the Company.


                  [_] FOR          [_] AGAINST              [_] ABSTAIN




   In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Extraordinary General Meeting or any adjournment or postponement thereof.

   The undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, dated January 4, 2001.

Signature ____________________________  ____________________   Date: ____, 2001
                                        title (if applicable)

Signature if held jointly ____________  _____________________  Date: ____, 2001
                                        title (if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title. If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.